April 24, 2007

Mail Stop 6010

Raymond P.L. Cannefax
President and Chief Executive Officer
Paradigm Medical Industries, Inc.
2355 South 1070 West
Salt Lake City, Utah 84119

> **Re:** **Paradigm Medical Industries, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed April 16, 2007**
> **File No. 333-137334**

Dear Mr. Cannefax:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Calculation of Registration Fee

1. We note your response to prior comment 1. We also note that the second amendment to the registration rights agreement still refers to an agreement "made and entered into" after the registration statement was filed. Please provide us an unconditional opinion of counsel regarding when the amendment was legally binding under applicable contract law.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

      Sincerely,

      Russell Mancuso
      Branch Chief